FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC CONSOLIDATES ITS MARKET POSITION BY
JOINING FORCES WITH TOP SLOT GAME DEVELOPER TO
BROADEN DISTRIBUTION OF INDUSTRY LEADING BRANDED
CONTENT

Exclusive deal with NextGen Gaming gives CryptoLogic access to a global online and land based distribution network and cements its position as the leader in branded content provision in the online gaming space

November 7, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a leading software developer to the global Internet gaming market, has signed an exclusive multi-year agreement with NextGen Gaming, the world’s leading independent developer of slot games for the international gambling industry.

Under the deal, CryptoLogic will collaborate with NextGen to develop new branded slot games for the company, and in return, NextGen will provide branded games exclusively to CryptoLogic within the online gaming space. Additionally, the companies will combine their extensive sales and distribution networks to allow CryptoLogic to license these branded games to the world’s top online and land-based organisations. Next Gen has existing commercial relationships with a great majority of the top operators and suppliers in the industry.

The ultimate goal of the collaboration is to ensure that branded content providers look no further than CryptoLogic when choosing a partner with whom to take their brands into the online gaming space. This will be achieved by continuing to create the best games in the industry and by ensuring that the games are live at as many top operators as possible.

“For CryptoLogic, this is a most significant and unique strategic partnership – one that gives us new access to one of the industry’s broadest, deepest and most successful distribution networks,” said Brian Hadfield, CryptoLogic’s President and CEO. “This will allow CryptoLogic to deal with the best brands, develop the best games, and deliver the best experiences to players around the world – whether they’re on land or online.”

“Branded content in gaming is powerful, because it combines a familiar theme with an exciting new experience,” said Matt Davey, CEO of NextGen Gaming. “In selecting CryptoLogic as our Internet gaming software partner for branded content, NextGen has chosen a pioneer, an innovator and a leader. It’s a powerful partnership that promises both performance and profitability.”

In recent years, CryptoLogic and NextGen have worked together and distinguished themselves with highly successful branded slot games, including titles based on the world-famous Marvel Super Heroes, Street Fighter II, and the highly anticipated King Kong. CryptoLogic has also excelled with casual branded games such as Bejeweled, Cubis, and Jewel Quest. As one element of its new strategy, Cryptologic plans to consolidate its leadership position in this area by aligning with additional content providers to bring the best brands, with the best games to the online gaming market.

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,

DUBLIN 2, IRELAND

“In 2008, CryptoLogic has shown innovation not just with its games, but also with its partnerships,” added Justin Thouin, CryptoLogic’s Vice President of Product Management and Business Development. “With a partner like NextGen – who knows the industry like very few others, and who has a distribution network like few others – CryptoLogic will take its software to new people and new places. With this agreement, CryptoLogic cements its position as the undisputed leader in the provision of branded content in the online gaming space. We can now offer the best games, and the broadest distribution network with our ability to tap into all of the online and land based partnerships that CryptoLogic and Next Gen have established.”

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic( Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About NextGen Gaming( (www.nextgengaming.com)

NextGen Gaming Pty Ltd is the world’s leading independent supplier of innovative games to the gambling industry. NextGen has delivered hundreds of games to its international partners and gained a reputation for delivering the best player experience. The company prides itself on delivering exceptional game performance and game longevity that translates into profit for its partners and a great experience for their players.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Karen Passmore, ext 228 kpassmore@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.